FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of March, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




NOTIFICATION OF MAJOR INTERESTS IN SHARES

Section 198 - Companies Act 1985

The Company was notified today by Cater Allen International Limited that, as at 22 March 2005, Cater Allen International Limited no longer has a reportable interest in the share capital of HSBC Holdings plc.

A copy of the letter of notification is quoted below.

P A Stafford

Assistant Group Secretary

HSBC Holdings plc



Letter to HSBC Holdings plc dated 22 March 2005 from Kevin Whittern, Compliance Officer, Cater Allen International Limited



"Dear Sir,

Notification of Interest in Shares pursuant to Part VI of the Companies Act 1985 (as amended)

In accordance with Part VI of the Companies Act 1985 (as amended), please note that as of today Cater Allen International Limited (CAIL) no longer has a reportable interest in the ordinary shares of HSBC Holdings Plc.



Yours faithfully,

Kevin Whittern

Compliance Manager

Cater Allen International Limited"



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  23 March, 2005